26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	Steve Lin To Call Writer Directly +86 1057379315 steve.lin@kirkland.com

July 25, 2023

Division of Corporation Finance Office of Energy & Transportation Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attn: Steve Lo Shannon Buskirk
Re:	AP Acquisition Corp (CIK 0001862993)

Responses to the Staff’s Comments on Form 10-K for the Fiscal Year Ended December 31, 2022 Filed on March 3, 2023

Dear Mr. Lo and Ms. Buskirk:

This letter sets forth responses of AP Acquisition Corp (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter dated July 11, 2023, with respect to the above-referenced Form 10-K for the fiscal year ended December 31, 2022 (the “Annual Report”). Amendment No. 1 to the Annual Report (the “Amendment”) is being filed to accompany this letter.

The text of the Staff’s comment has been included in this letter for your convenience. For your convenience, we have also set forth the Company’s response to your comment immediately below your comment.

Form 10-K for the Fiscal Year Ended December 31, 2022

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your filing to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

In response to the Staff’s comment, the Company has revised the disclosure on page 23 of the Amendment.

PARTNERS: Pierre - Luc Arsenault[3] | Joseph R. Casey[9] | Manas Chandrashekar[5] | Lai Yi Chau | Michelle Cheh[6] | Yik Chin Choi | Maurice Conway[5] | Justin M. Dolling[5] | David Patrick Eich[1,4,5] | Yuan Yue Jennifer Feng[5] | Liu Gan[2] | Paul Guan[3] | Brian Y.T. Ho | Karen K.Y. Ho | Ka Chun Hui | Damian C. Jacobs[5] | Guang Li3 | Wei Yang Lim[5] | Mengyu Lu3 | Neil E.M. McDonald | Kelly Naphtali | Amy Y.M. Ngan[7] | Nicholas A. Norris[5] | Paul S. Quinn | Louis A. Rabinowitz[3] | Fergus A. Saurin[5] | Jesse D. Sheley# | Yusang Shen | Peng Yu3 | Jacqueline B.N. Zheng[3,5] | Yu Zheng[3]

REGISTERED FOREIGN LAWYERS: Gautam Agarwal[5] | Yuxin Chen[3] | Ju Huang[3] | Ding Jin[3] | Ming Kong[3] | Cori A. Lable[2] | Nicholas Tianchia Liew[5] | Min Lu3 | Bo Peng[8] | Shinong Wang[3] | Jodi K. Wu9 | David Zhang[3] | Xiang Zhou[3] | Ling Zhu[3]

ADMITTED IN: [1] State of Illinois (U.S.A.); [2] Commonwealth of Massachusetts (U.S.A.); [3] State of New York (U.S.A.); [4] State of Wisconsin (U.S.A.); [5] England and Wales; [6] Victoria (Australia); [7] New South Wales (Australia); [8] State of Georgia (U.S.A.); [9] State of California (U.S.A.); # non-resident

Austin Bay Area Beijing Boston Brussels Chicago Dallas Houston London Los Angeles Miami Munich New York Paris Salt Lake City Shanghai Washington, D.C.

Division of Corporation Finance Office of Trade & Services July 25, 2023 Page 2

Management’s Annual Report on Internal Controls Over Financial Reporting, page 63

2.	Please amend your filing to provide a report of management on your internal control over financial reporting pursuant to Item 308 of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on pages 62 and 63 of the Revised Draft Registration Statement.

Report of Independent Registered Public Accounting Firm, page F-1

3.	Please amend your filing to include an audit report that covers the period as of December 31, 2021 and from April 22, 2021 (Inception) through December 31, 2021.

In response to the Staff’s comment, the Company has revised the disclosure on page F-2 of the Revised Draft Registration Statement.

* * *

We would welcome the opportunity to discuss the responses with you. If you have any questions or comments, please contact Steve Lin at steve.lin@kirkland.com, +86 10 5737 9315 (work) or + 86 186 1049 5593 (cell).

Thank you for your time and attention.

Sincerely,

/s/ Steve Lin
Steve Lin

cc:	Keiichi Suzuki, Chief Executive Officer, AP Acquisition Corp

Richard Lee Folsom, Chairman and Director, AP Acquisition Corp